Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Jonathan M. Kopcsik
jkopcsik@stradley.com
215.564.8099
February 21, 2020
Via EDGAR
Bruce R. MacNeil
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:
Delaware Investments Dividend and Income Fund, Inc.,
Delaware Enhanced Global Dividend and Income Fund, and
Delaware Management Company, a series of Macquarie Investment
Management Business
Trust (the “Applicants”)
File No. 812-13331
Request for Withdrawal of Application

Dear Mr. MacNeil:
On October 5, 2006, the Applicants filed an application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder (the “Application”).  The Applicants filed amendments to the Application on March 6, 2007, October 23, 2008, March 24, 2015, and October 20, 2017.  Following discussions with the staff of U.S. Securities and Exchange Commission (the “Commission”), the Applicants filed a separate application that included certain additional affiliated entities seeking an identical order, which the Commission has granted.  Accordingly, Applicants respectfully request that the Application, and its amendments, be withdrawn and that the Commission take no action with respect thereto.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours, /s/ Jonathan M. Kopcsik Jonathan M. Kopcsik

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